Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-204908

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 15, 2018.

UBS AG
$
Autocallable Buffered SPDR® S&P® Regional Banking ETF-Linked Medium-Term Notes due

The notes will not bear interest. The notes will mature on the stated maturity date (expected to be the second business day after the determination date) unless they are automatically called on either call observation date (expected to be approximately 13 months and 24 months after the trade date, respectively). Your notes will be automatically called on a call observation date if the closing level of the SPDR® S&P® Regional Banking ETF on such date is greater than or equal to the initial underlier level (set on the trade date and will be a level equal to the closing level of the underlier on the trade date), resulting in a payment on the corresponding call payment date equal to the face amount of your notes times (i) a percentage expected to be between 108.320% and 109.777% with respect to the first call observation date and (ii) a percentage expected to be between 115.360% and 118.050% with respect to the second call observation date.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the underlier as measured from the trade date to and including the determination date (expected to be between 36 and 39 months after the trade date). If the final underlier level on the determination date is greater than or equal to the initial underlier level, you will receive the maximum settlement amount (expected to be between $1,230.40 and $1,270.75 for each $1,000 face amount of your notes). If the final underlier level declines by up to 10.00% from the initial underlier level, you will receive the face amount of your notes.

If the final underlier level declines by more than 10.00% from the initial underlier level, the return on your notes will be negative. Specifically, you will lose approximately 1.1111% for every 1% negative underlier return below the buffer level. You could lose your entire investment in the notes.

The return on your notes is capped. The maximum payment you could receive is expected to be between $1,083.20 and $1,097.77 if your notes are called on the first call observation date, between $1,153.60 and $1,180.50 if your notes are called on the second call observation date and between $1,230.40 and $1,270.75 if your notes are not automatically called.

If your notes are not automatically called on either call observation date, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level, to determine your cash settlement amount. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

♦	if the underlier return is zero or positive (the final underlier level is greater than or equal to the initial underlier level), the maximum settlement amount of between $1,230.40 and $1,270.75;

♦	if the underlier return is negative but is not below -10.00% (the final underlier level is less than the initial underlier level but not by more than 10.00%), $1,000; or

♦	if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 111.11% times (b) the sum of the underlier return plus 10.00% times (c) $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Additional Risk Factors Specific To Your Notes” beginning on page 10 of this preliminary pricing supplement. You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated initial value of the notes as of the trade date is expected to be between $927.00 and $957.00 per $1,000 face amount. The range of the estimated initial value of the notes was determined on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the notes, see “Additional Risk Factors Specific To Your Notes — Fair Value Considerations” and “Additional Risk Factors Specific To Your Notes — Limited or No Secondary Market and Secondary Market Price Considerations” beginning on page 11 of this preliminary pricing supplement.

Original issue date:	, 2018	Original issue price*:	100.00% of the face amount
Underwriting discount*:	3.00% of the face amount	Net proceeds to the issuer:	97.00% of the face amount

* The original issue price for certain investors will be between 97.00% and 100.00% of the face amount, reflecting a foregone underwriting discount with respect to such notes; see “Supplemental plan of distribution (conflicts of interest); secondary markets (if any)” beginning on page 5.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this preliminary pricing supplement, the accompanying product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

UBS Securities LLC

Pricing Supplement dated         , 2018.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of the final pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

UBS Securities LLC, our affiliate, will purchase the notes from UBS for distribution to one or more registered broker dealers (“dealers”). UBS Securities LLC, the dealers or any of their respective affiliates may use this preliminary pricing supplement in market-making transactions in notes after their initial sale. Unless UBS, UBS Securities LLC, the dealers or any of their respective affiliates selling such notes to you informs you otherwise in the confirmation of sale, the pricing supplement to which this preliminary pricing supplement relates is being used in a market-making transaction. See “Supplemental plan of distribution (conflicts of interest); secondary markets (if any)” in this preliminary pricing supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

SUMMARY INFORMATION

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the notes for various securities we may offer, including the notes), with the Securities and Exchange Commission, or SEC, for the offering to which this preliminary pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 1-877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Underlier-Linked Notes product supplement dated May 2, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516572379/d174905d424b2.htm
♦	Prospectus dated April 29, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516569341/d161008d424b3.htm

References to ‘‘UBS,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer only to UBS AG and not to its consolidated subsidiaries. In this preliminary pricing supplement, ‘‘notes’’ refer to the Autocallable Buffered SPDR® S&P® Regional Banking ETF-Linked Medium-Term Notes that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying product supplement’’ mean the UBS Underlier-Linked Notes product supplement, dated May 2, 2016 and references to the ‘‘accompanying prospectus’’ mean the UBS prospectus titled ‘‘Debt Securities and Warrants,’’ dated April 29, 2016.

This preliminary pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” beginning on page 10 and in “Risk Factors” on page PS-35 in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisors before deciding to invest in the notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

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Investor Suitability

The notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the full downside market risk of an investment in the underlier or in the stocks comprising the underlier (the “underlier stocks”), subject to the buffer level.
♦	You believe the closing level of the underlier will be greater than or equal to the call level on one of the specified call observation dates or the final underlier level will be greater than or equal to the initial underlier level on the determination date, and you believe that the level of the underlier will appreciate over the term of the Notes by a percentage that is less than the applicable call premium amount if the notes are automatically called or the maturity date premium amount if the notes are not automatically called.
♦	You understand and accept that your return on the notes is limited to the applicable call premium amount if the notes are called or, if the notes are not called, the maturity date premium amount and you are willing to invest in the notes based on the call premium amounts and the maturity date premium amount (each to be set on the trade date and expected to be between 8.320% and 9.777% with respect to the first call observation date, between 15.360% and 18.050% with respect to the second call observation date and between 23.040% and 27.075% with respect to the determination date).
♦	You can tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the price of the underlier or the underlier stocks.
♦	You do not seek guaranteed current income from your investment and are willing to forego any dividends paid on the underlier or the underlier stocks.
♦	You are willing to invest in notes that may be subject to an automatic call and you are otherwise willing to hold the notes to maturity, a term expected to be between 36 and 39 months, and accept that there may be little or no secondary market for the notes.
♦	You seek an investment with exposure to companies in the banking and financial sectors.
♦	You are willing to assume the credit risk of UBS for all payments under the notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.
♦	You understand that the estimated initial value of the notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.
♦	You require an investment designed to guarantee a full return of principal at maturity.
♦	You cannot tolerate a loss of all or a substantial portion of your investment or are not willing to make an investment that may have the full downside market risk of an investment in the underlier or the underlier stocks, subject to the buffer level.
♦	You believe that the level of the underlier will decline during the term of the notes, is likely to be below the call level on each call observation date and the final underlier level will likely be less than the initial underlier level by more than 10.00%, or you believe the level of the underlier will appreciate over the term of the notes by a percentage that is greater than the applicable call premium amount if the notes are called or the maturity date premium amount if the notes are not automatically called.
♦	You seek an investment that has unlimited return potential without a cap on appreciation and you are unwilling to invest in the notes based on the call premium amounts and the maturity date premium amount (each to be set on the trade date and expected to be between 8.320% and 9.777% with respect to the first call observation date, between 15.360% and 18.050% with respect to the second call observation date and between 23.040% and 27.075% with respect to the determination date).
♦	You cannot tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the price of the underlier or the underlier stocks.
♦	You seek guaranteed current income from this investment or prefer to receive the dividends paid on the underlier or the underlier stocks.
♦	You are unwilling to invest in notes that may be subject to an automatic call and are unable or unwilling to hold the notes to maturity, a term expected to be between 36 and 39 months, or you seek an investment for which there will be an active secondary market.
♦	You do not seek an investment with exposure to companies in the banking and financial sectors.
♦	You are not willing to assume the credit risk of UBS for all payments under the notes.
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The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Additional Risk Factors Specific To Your Notes” in this preliminary pricing supplement and the more detailed “Risk Factors’’ in the accompanying product supplement for risks related to an investment in the notes.

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KEY TERMS

Issuer: UBS AG, London Branch

Underlier: SPDR® S&P® Regional Banking ETF (Bloomberg symbol, “KRE UP Equity”)

Target Index: S&P Regional Banks Select Industry® Index

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement:

♦	type of notes: notes linked to a single underlier
♦	averaging dates: not applicable
♦	cap level: not applicable
♦	buffer level: yes, as described below
♦	upside participation rate: not applicable
♦	interest: not applicable

Face amount: Each note will have a face amount of $1,000; $         in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional aggregate face amount of the notes subsequent to the date of the final pricing supplement. The issue price, underwriting discount, and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of the final pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Purchase at amount other than face amount: The amount we will pay you on a call payment date or at the stated maturity date, as the case may be, for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to a call payment date or the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific To Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” in this preliminary pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental U.S. Tax Considerations” in the accompanying product supplement. Pursuant to this approach, it is the opinion of Cadwalader, Wickersham & Taft LLP that upon the taxable disposition of your notes, subject to the constructive ownership rules discussed in the accompanying product supplement under “Supplemental U.S. Tax Considerations — Section 1260”, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. The Internal Revenue Service (the “IRS”) might not agree with this treatment, however, in which case, the timing and character of income or loss on your note could be materially and adversely affected. Because the underlier constitutes a “pass-thru entity” under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) it is possible that all or a portion of your gain could be recharacterized as ordinary income and subject to an interest charge. You are urged to read “Supplemental U.S. Tax Considerations — Section 1260” in the accompanying product supplement.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. U.S. Treasury Department (the “Treasury”) regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018.

Based on our determination that the notes are not “delta-one” with respect to the underlier, our counsel is of the opinion that the notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the notes. If withholding is required, we will not make payments of any additional amounts.

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Nevertheless, after issuance, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the underlier, underlier stocks or your notes, and following such occurrence your notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if you enter, or have entered, into certain other transactions in respect of the underlier or underlier stocks or the notes. If you enter, or have entered, into other transactions in respect of the underlier or underlier stocks or the notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your notes in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.

Subject to the paragraph below, you should read the discussion under “Supplemental U.S. Tax Considerations — Non-United States Holders — Foreign Account Tax Compliance Act” beginning on page PS-77 in the accompanying product supplement and consult their tax advisors concerning the potential application of the Foreign Account Tax Compliance Act.

Pursuant to final and temporary Treasury regulations and Notice 2015-66, the withholding and reporting requirements under FATCA generally apply to certain “withholdable payments” and, if made after December 31, 2018, payments of certain gross proceeds on a sale or disposition and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term “foreign pass-thru payment” are published). We will not pay additional amounts with respect to such withholding taxes discussed above.

For more information about the tax consequences of an investment in the notes, you should review carefully the section of the accompanying product supplement entitled “Supplemental U.S. Tax Considerations”.

Cash settlement amount (on either call payment date): If your notes are automatically called on a call observation date because the closing level of the underlier on such day is greater than or equal to the call level, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium amount applicable to the corresponding call observation date.

Cash settlement amount (on the stated maturity date): If your notes are not automatically called, for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

♦	if the final underlier level is greater than or equal to the initial underlier level, the maximum settlement amount;
♦	if the final underlier level is less than the initial underlier level but greater than or equal to the buffer level, $1,000; or
♦	if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount.

Maturity date premium amount (to be set on the trade date): expected to be between 23.040% and 27.075%

Maximum settlement amount: the sum of (1) $1,000 plus (ii) the product of $1,000 times the maturity date premium amount

Initial underlier level: the closing level of the underlier on the trade date, subject to antidilution adjustments as described under “General Terms of the Notes — Antidilution Adjustments for Notes Linked to an ETF Underlier or an ETF Basket Underlier” in the accompanying product supplement

Final underlier level: the closing level of the underlier on the determination date, subject to adjustments as described under “General Terms of the Notes — Antidilution Adjustments for Notes Linked to an ETF Underlier or an ETF Basket Underlier” and “General Terms of the Notes — Market Disruption Event — Consequences of a Market Disruption Event or a Non-Trading Day” and “General Terms of the Notes — Delisting, Discontinuance of or Modification of an ETF Underlier or an ETF Basket Underlier” in the accompanying product supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Buffer level: 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%

Call observation dates (to be set on the trade date): expected to be approximately 13 months and approximately 24 months after the trade date, respectively, subject to adjustment as described under “General Terms of the Notes — Determination Date” and “General Terms of the Notes — Market Disruption Event — Consequences of a Market Disruption Event or a Non-Trading Day” in the accompanying product supplement, provided that with respect to adjustments occurring on a call observation date, references therein to “stated maturity date” and “determination date” shall instead refer to “call payment date” and “call observation date” respectively.

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Call payment dates (to be set on the trade date): expected to be the second business day after the corresponding call observation date, subject to adjustment as described under “General Terms of the Notes — Stated Maturity Date” in the accompanying product supplement, provided that with respect to adjustments occurring on a call payment date, references therein to “stated maturity date” and “determination date” shall instead refer to “call payment date” and “call observation date” respectively.

Call premium amount (to be set on the trade date): expected to be between 8.320% and 9.777% with respect to the first call observation date and expected to be between 15.360% and 18.050% with respect to the second call observation date.

Call level: 100.00% of the initial underlier level with respect to each call observation date, subject to adjustment as described under “General Terms of the Notes — Discontinuance of or Adjustments to the Index Underlier or an Index Basket underlier; Alteration of Method of Calculation,” “General Terms of the Notes — Delisting, Discontinuance or Modification of the ETF Underlier or an ETF Basket Underlier” and “General Terms of the Notes — Antidilution Adjustments for Notes Linked to the ETF Underlier or an ETF Basket Underlier” in the accompanying product supplement, provided that references therein to “buffer level” shall also apply to “call level,” references to “determination date” shall also apply to “call observation date” and references to “stated maturity date” shall also apply to “call payment date”.

Trade date: [ ]

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth business day following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be between 36 and 39 months after the trade date, subject to adjustment as described under “General Terms of the Notes — Determination Date” in the accompanying product supplement, provided, however, that the determination date may not be postponed to a date later than the originally scheduled stated maturity date (which is two (2) business days after the determination date) or, if such day is not a business day, the first succeeding business day.

Stated maturity date (to be set on the trade date): a specified date that is expected to be the second business day after the determination date, subject to adjustment as described under “General Terms of the Notes — Stated Maturity Date” in the accompanying product supplement, provided, however, that the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

No interest: The offered notes will not bear interest.

No redemption: The offered notes will not be subject to a redemption right or price dependent redemption right.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

Closing level: as described under “General Terms of the Notes — Closing Level” in the accompanying product supplement

Business day: as described under “General Terms of the Notes — Business Day” in the accompanying product supplement

Trading day: as described under “General Terms of the Notes — Trading Day” in the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” in the accompanying product supplement

ERISA: as described under “ERISA Considerations” in the accompanying product supplement

Supplemental plan of distribution (conflicts of interest); secondary markets (if any): UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate face amount of the notes specified on the front cover of the final pricing supplement. UBS Securities LLC proposes initially to offer the notes to certain unaffiliated securities dealers at an original issue price set forth on the cover page of this preliminary pricing supplement less a concession not in excess of 3.00% of the face amount. The original issue price for notes purchased by certain fee-based advisory accounts will be between 97.00% and 100.00% of the face amount, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this preliminary pricing supplement with respect to such notes may be as low as 0.00%).

We expect to deliver the notes against payment therefor in New York, New York on  , 2018, which is expected to be the fifth business day following the date of the final pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (T + 2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in the offering within the meaning of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121.

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UBS Securities LLC and its affiliates may offer to buy or sell the notes in the secondary market (if any) at prices greater than UBS’ internal valuation: The value of the notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 3 months after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other requests from and negotiated arrangements with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the notes, see “Additional Risk Factors Specific To Your Notes — Fair value considerations” and “Additional Risk Factors Specific To Your Notes — Limited or No Secondary Market and Secondary Market Price Considerations” in this preliminary pricing supplement.

Prohibition of Sales to EEA Retail Investors: The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Calculation agent: UBS Securities LLC

CUSIP no.: 90270KQG7

ISIN no.: US90270KQG75

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

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HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on a call observation date and on the determination date could have on the cash settlement amount on a call payment date or on the stated maturity date, as the case may be, assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the closing level of the underlier will be on any day throughout the life of your notes, and no one can predict what the closing level of the underlier will be on a call observation date or on the determination date. The underlier has been volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to a call payment date or the stated maturity date, as the case may be. If you sell your notes in a secondary market prior to a call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to our pricing models) will be less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific To Your Notes — Fair Value Considerations — The Issue Price You Pay for the Notes Will Exceed Their Estimated Initial Value” in this preliminary pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000.00
Buffer level	90.00% of the initial underlier level
Buffer rate	Approximately 111.11%
Call premium amount	9.0485% for the first call observation date (the midpoint of the range set forth on the cover hereof)
16.7050% for the second call observation date (the midpoint of the range set forth on the cover hereof)
Maturity date premium amount	25.0575% (the midpoint of the range set forth on the cover hereof)

Neither a market disruption event nor a non-trading day occurs on an originally scheduled call observation date or the originally scheduled determination date.

No change in or affecting the underlier, any of the underlier stocks or the policies of the underlier’s investment advisor or the method by which the target index sponsor calculates the target index.

Notes are purchased on original issue date at the face amount and held to the stated maturity date or automatically called on a call payment date.

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, on a call payment date or at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this preliminary pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” in this preliminary pricing supplement. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this preliminary pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier.

If your notes are automatically called on the first call observation date (i.e., on the first call observation date the closing level of the underlier is greater than or equal to the call level), the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the applicable call premium amount times $1,000. If, for example, the closing level of the underlier on the first call observation date were determined to be 115.0000% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on

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the corresponding call payment date would be 109.0485% of the face amount of your notes or $1,090.485 for each $1,000 of the face amount of your notes.

If, for example, the notes are not automatically called on the first call observation date and are automatically called on the second call observation date (i.e., on the first call observation date the closing level of the underlier is less than the call level and on the second call observation date the closing level of the underlier is greater than or equal to the call level), the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the applicable call premium amount times $1,000. If, for example, the closing level of the underlier on the second call observation date were determined to be 125.0000% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the corresponding call payment date would be 116.705% of the face amount of your notes or $1,167.05 for each $1,000 of the face amount of your notes.

If the notes are not automatically called on either call observation date (i.e., on each of the call observation dates the closing level of the underlier is less than the call level), the cash settlement amount we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on either call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest ten-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.0000% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.0000%	125.0575%
140.0000%	125.0575%
130.0000%	125.0575%
120.0000%	125.0575%
110.0000%	125.0575%
100.0000%	125.0575%
95.0000%	100.0000%
90.0000%	100.0000%
85.0000%	94.4444%
80.0000%	88.8889%
70.0000%	77.7778%
60.0000%	66.6667%
50.0000%	55.5556%
25.0000%	27.7778%
0.0000%	0.0000%

If, for example, the notes have not been automatically called on a call observation date and the final underlier level were determined to be 25.0000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 27.7778% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.2222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.0000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 125.0575% of each $1,000.00 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, the cash settlement amount would be capped and you would not benefit from any increase in the final underlier level of greater than the initial underlier level.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier that may not be achieved on a call observation date or on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication

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of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to a call payment date or the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific To Your Notes – Market Risk” and “Additional Risk Factors Specific To Your Notes – If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” in this preliminary pricing supplement.

We cannot predict the actual closing level of the underlier on a call observation date or the determination date or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, on a call payment date or the stated maturity date and the rate of return on the offered notes will depend on the actual initial underlier level, call premium amounts and maturity date premium amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on a call payment date or the stated maturity date may be very different from the information reflected in the examples above.

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ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus, dated April 29, 2016, and “Risk Factors” in the accompanying product supplement, dated May 2, 2016. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated April 29, 2016 and the accompanying product supplement, dated May 2, 2016, of UBS. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment In The Notes

You can lose your entire investment in the notes. Assuming your notes are not automatically called on either call observation date, the cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (a) the buffer rate times (b) the sum of the underlier return plus the buffer amount times (c) $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes. Specifically, you will lose approximately 1.1111% for every 1% negative underlier return below the buffer level.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Ability to Receive a Call Premium Amount or the Maturity Date Premium Amount Applies Only on the Corresponding Call Payment Date or the Stated Maturity Date

You should be willing to hold your notes to a call payment date or the stated maturity date. If you are able to sell your notes prior to a call payment date or the stated maturity date in the secondary market, the price you receive will likely not reflect the full economic value of the applicable call premium amount or maturity date premium amount and any return on the notes may be less than such call premium amount or maturity date premium amount, even if the amount you receive is greater than the face amount. You can receive the full benefit of a call premium amount or the maturity date premium amount only if you hold your notes to a call payment date or the stated maturity date, as applicable, and the closing level of the underlier on the applicable call observation date or the determination date, as the case may be, is greater than or equal to the initial underlier level.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped

Regardless of the closing level of the underlier on each of the call observation dates, the cash settlement amount you may receive on a call payment date is capped. Even if the closing level of the underlier on a call observation date exceeds the initial underlier level, causing the notes to be automatically called, the cash settlement amount on the call payment date will be capped, and you will not benefit from any increases in the closing level of the underlier above the initial underlier level on either call observation date. If your notes are automatically called on a call observation date, the maximum payment you will receive for each $1,000 face amount of your notes will depend on the applicable call premium amount, which will be set on the trade date. In addition, the cash settlement amount you may receive on the stated maturity date is similarly capped.

Your Notes Are Subject to Automatic Redemption

We will call and automatically redeem all, but not part, of your notes on a call payment date, if the closing level of the underlier on the corresponding call observation date is greater than or equal to the call level. Therefore, the term for your notes may be reduced to as short as approximately 13 months after the trade date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if you receive the cash settlement amount on a call payment date or the stated maturity date, the overall return you earn on your notes may be less than you would have earned by investing in a conventional debt security of comparable maturity that bears interest at a prevailing market rate.

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The Notes Are Subject to the Credit Risk of the Issuer

The notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes and you could lose your entire initial investment.

Market Risk

The return on the notes is directly linked to the performance of the underlier and indirectly linked to the value of the underlier stocks, and whether the final underlier level is greater than, equal to or less than the buffer level. The level of the underlier can rise or fall sharply due to factors specific to the underlier stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You may lose some or all of your initial investment.

Fair Value Considerations

The Issue Price You Pay for the Notes Will Exceed Their Estimated Initial Value

The issue price you pay for the notes will exceed their estimated initial value as of the trade date due to the inclusion in the issue price of the hedging costs, underwriting discount, issuance costs and projected profits. As of the close of the relevant markets on the trade date, we will determine the estimated initial value of the notes by reference to our internal pricing models and it will be set forth in the final pricing supplement. The pricing models used to determine the estimated initial value of the notes incorporate certain variables, including the level of the underlier, the volatility of the underlier, any expected dividends on the underlier, prevailing interest rates, the term of the notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The hedging costs, underwriting discount, issuance costs, projected profits and the difference in rates will reduce the economic value of the notes to you. Due to these factors, the estimated initial value of the notes as of the trade date will be less than the issue price you pay for the notes.

The Estimated Initial Value Is a Theoretical Price; the Actual Price that You May Be Able to Sell Your Notes in Any Secondary Market (if Any) at Any Time After the Trade Date May Differ From the Estimated Initial Value

The value of your notes at any time will vary based on many factors, including the factors described above and in “—Market Risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the notes determined by reference to our internal pricing models. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

Our Actual Profits May Be Greater or Less than the Differential Between the Estimated Initial Value and the Issue Price of the Notes as of the Trade Date

We may determine the economic terms of the notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the notes.

Limited or No Secondary Market and Secondary Market Price Considerations

There May Be Little or No Secondary Market for the Notes

The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the notes will develop. UBS Securities LLC and its affiliates may make a market in the notes, although they are not required to do so and may stop making a market at any time. If you are able to sell your notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

The Price at which UBS Securities LLC and Its Affiliates May Offer to Buy the Notes in the Secondary Market (if Any) May Be Greater than UBS’ Valuation of the Notes at that Time, Greater than Any Other Secondary Market Prices Provided by Unaffiliated Dealers (if Any) and, Depending on Your Broker, Greater than the Valuation Provided on Your Customer Account Statements

For a limited period of time following the issuance of the notes, UBS Securities LLC or its affiliates may offer to buy or sell such notes at a price that exceeds (i) our valuation of the notes at that time based on our internal pricing models, (ii) any secondary market prices

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provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the hedging costs, underwriting discount, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Summary Information – Key Terms – “Supplemental plan of distribution (conflicts of interest); secondary markets (if any)” herein. Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the notes. As described above, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Securities LLC reflects this temporary positive differential on its customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

Price of Notes Prior to Maturity

The market price of the notes will be influenced by many unpredictable and interrelated factors, including the level of the underlier; the volatility of the underlier; the dividend rate paid on the underlier; the time remaining to the maturity of the notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS and the then current bid-ask spread for the notes.

Impact of Fees and the Use of Internal Funding Rates Rather than Secondary Market Credit Spreads on Secondary Market Prices

All other things being equal, the use of the internal funding rates described above under “—Fair Value Considerations” as well as the inclusion in the original issue price of hedging costs, underwriting discount, issuance costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the notes in any secondary market.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Applicable Call Observation Date or the Determination Date, as the Case May Be

The cash settlement amount you will receive on a call payment date, if any, will be paid only if the closing level of the underlier on the applicable call observation date is equal to or greater than the initial underlier level. Therefore, the closing level of the underlier on dates other than the call observation dates will have no effect on any cash settlement amount paid in respect of your notes on the call payment date. In addition, the cash settlement amount you will receive on the stated maturity date, if any, will be based on the closing level of the underlier on the determination date. Therefore, for example, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for the notes may be significantly less than it would otherwise have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop. Although the actual closing level of the underlier on the call payment dates, stated maturity date or at other times during the life of the notes may be higher than the closing level of the underlier on the call observation dates or the determination date, you will not benefit from the closing levels of the underlier at any time other than on the call observation dates or on the determination date.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Underlier Stock

Investing in your notes will not make you a holder of any shares of the underlier or any underlier stocks and you will not participate in any appreciation of the underlier or the underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the shares of the underlier or the underlier stocks or any other rights with respect to the shares of the underlier or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of the final pricing supplement. The issue price, underwriting discount, and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of the final pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

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If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the original issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to a call payment date or the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to a call payment date or the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

In addition, the impact of the buffer level on the return on your investment, and the extent to which the buffer level will diminish your exposure to any negative underlier return will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Notes are Considered “Hold To Maturity” Products

Generally, there is no liquid market for the notes.

Changes Affecting The Underlier or The Target Index Could Have An Adverse Effect On The Value of The Notes

The underlier’s investment advisor, SSgA Funds Management, Inc., may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the underlier’s investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of the underlier stocks and the manner in which changes affecting the target index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the underlier’s investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the underlier’s investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

In addition, the policies of S&P Dow Jones Indices LLC, the target index sponsor, concerning additions, deletions and substitutions of the stocks comprising the target index and the manner in which the target index sponsor takes account of certain changes affecting those stocks may adversely affect the level of the target index. The policies of the target index sponsor with respect to the calculation of the target index could also adversely affect the level of the underlier. The target index sponsor may discontinue or suspend calculation or dissemination of the target index. Any such actions could have an adverse effect on the value of the notes.

UBS Cannot Control Actions By the Underlier’s Investment Advisor or the Target Index Sponsor, and the Underlier’s Investment Advisor and the Target Index Sponsor Have No Obligation To Consider Your Interests

UBS and its affiliates are not affiliated with the underlier’s investment advisor or the target index sponsor and have no ability to control or predict their actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the target index or the calculation of the net asset value of the underlier. The underlier’s investment advisor and the target index sponsor are not involved in the notes offering in any way and have no obligation to consider your interest as an owner of the notes in taking any actions that might affect the market value of your notes.

The Underlier and The Target Index are Different and the Performance of the Underlier May Not Correlate with the Performance of the Target Index

The underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of the target index. The underlier may not hold all or substantially all of the equity securities included in the target index and may hold securities or assets not included in the target index. Therefore, while the performance of the underlier is generally linked to the performance of the target index, the performance of the underlier is also linked in part to shares of equity securities not included in the target index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the underlier’s investment advisor.

Imperfect correlation between the underlier’s portfolio securities and those in the target index, rounding of prices, changes to the target index and regulatory requirements may cause tracking error, which is the divergence of the underlier’s performance from that of the target index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the target index and this may increase the tracking error of the underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and the target index. Finally, because the shares of the underlier are traded on the NYSE Arca, Inc. (“NYSE Arca”) and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

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For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of the target index. Consequently, the return on the notes will not be the same as investing directly in the underlier, the underlier stocks or the stocks of the target index, and will not be the same as investing in a debt security with a cash settlement amount linked directly to the performance of the target index.

There Are Risks Associated with the Underlier

Although the underlier’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the investment strategy of the underlier’s investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier’s investment advisor may select up to 20% of the underlier’s assets to be invested in shares of equity securities that are not included in the target index. The underlier is also not actively managed and may be affected by a general decline in market segments relating to the target index. The underlier’s investment advisor invests in securities included in, or representative of, the target index regardless of their investment merits. The underlier’s investment advisor does not attempt to take defensive positions in declining markets.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositaries. Further, under continuous listing standards adopted by the NYSE Arca, the underlier will be required to confirm on an ongoing basis that the components of the target index satisfy the applicable listing requirements. In the event that the target index does not comply with the applicable listing requirements, the underlier would be required to rectify such non-compliance by requesting that the target index sponsor modify the target index, adopting a new target index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that the target index sponsor would so modify the target index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the underlier being delisted by the NYSE Arca.

Banking Sector Risk

The assets of the underlier are concentrated in the banking sector, and therefore the underlier may be more volatile than a fund with more diversified components. The underlier seeks to track the performance of the S&P® Regional Banks Select Industry Index, which is comprised of the stocks of companies representing the banking sector of the S&P Total Markets Index. All or substantially all of the equity securities tracked by the underlier are issued by companies whose primary lines of business are directly associated with the banking sector, which means the underlier will be more affected by the performance of the banking sector versus a fund that is more diversified. The performance of bank stocks may be affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. The regional banking sector is highly competitive and profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Banks may also be subject to severe price competition.

Financial Sector Risk

The assets of the underlier are also concentrated in the financial sector, and therefore the underlier may be more volatile than a fund with more diversified components. Financial services companies are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, the scope of their activities, the prices they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, deterioration of the credit markets generally may cause an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Certain events in the financial sector may cause an unusually high degree of volatility in the financial markets, both domestic and foreign, and cause certain financial services companies to incur large losses. Securities of financial services companies may experience a dramatic decline in value when such companies experience substantial declines in the valuations of their assets, take action to raise capital (such as the issuance of debt or equity securities), or cease operations. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts (“REITs”). Declining real estate values could adversely affect financial institutions engaged in mortgage finance or other lending or investing activities directly or indirectly connected to the value of real estate.

Potential Conflict of Interest

UBS and its affiliates may engage in business related to the underlier or underlier stocks, which may present a conflict between the obligations of UBS and you, as a holder of the notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine the underlier return and the cash settlement amount based

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on the closing level of the underlier on the determination date. The calculation agent can postpone the determination of the final underlier level if a market disruption event occurs and is continuing on the determination date. As UBS determines the economic terms of the notes, including the call premium amounts, the maturity date premium amount, the call level and the buffer level, and such terms include hedging costs, underwriting discount, issuance costs and projected profits, the notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

Furthermore, given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending the sale of your notes in the secondary market. UBS or its affiliates may earn additional profits (or potentially incur losses) as a result of payments pursuant to such hedging activities. In performing these duties, the economic interests of UBS, UBS Securities LLC, the dealers or their respective affiliates are potentially adverse to your interests as an investor in the notes. Additionally, hedging activities may adversely affect the market value of your notes and the amount we will pay on your notes.

Potentially Inconsistent Research, Opinions or Recommendations By UBS

UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the underlier to which the notes are linked.

The Notes Are Not Bank Deposits

An investment in the notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

Under Certain Circumstances, the Swiss Financial Market Supervisory Authority (“FINMA”) has the Power to Take Actions That May Adversely Affect the Notes

Pursuant to article 25 et seq. of the Swiss Banking Act, FINMA has broad statutory powers to take measures and actions in relation to UBS if it (i) is overindebted, (ii) has serious liquidity problems or (iii) fails to fulfill the applicable capital adequacy provisions after expiration of a deadline set by FINMA. If one of these prerequisites is met, the Swiss Banking Act grants significant discretion to FINMA to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings. In a restructuring proceeding, the resolution plan may, among other things, (a) provide for the transfer of UBS’s assets or a portion thereof, together with debts and other liabilities, and contracts of UBS, to another entity, (b) provide for the conversion of UBS’s debt and/or other obligations, including its obligations under the notes, into equity, and/or (c) potentially provide for haircuts on obligations of UBS, including its obligations under the notes. Although no precedent exists, if one or more measures under the revised regime were imposed, such measures may have a material adverse effect on the terms and market value of the notes and/or the ability of UBS to make payments thereunder.

Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as pre-paid financial contracts that are not debt. Accordingly, it is possible that your notes could alternatively be treated for tax purposes, and that the timing and character of the income or loss on your notes could be materially and adversely affected.

In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether the holder of an instrument similar to the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your notes for U.S. federal income tax purposes in accordance with the treatment described above under “Supplemental

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discussion of U.S. federal income tax considerations” and under “Supplemental U.S. Tax Considerations” in the accompanying product supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.

Prospective purchasers of notes should consult their tax advisors as to the U.S. federal, state, local, non-U.S. and other tax consequences to them of the purchase, ownership and disposition of the notes. For more information, see “Supplemental U.S. Tax Considerations” in the accompanying product supplement.

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THE UNDERLIER

We have derived all information contained herein regarding the SPDR® S&P® Regional Banking ETF (the “KRE Fund”) from publicly available information. Such information reflects the policies of, and is subject to changes by, SSGA Funds Management, Inc. the investment adviser of the KRE Fund.

The KRE Fund seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the S&P® Regional Banks Select Industry Index (the “target index”). Prior to October 24, 2011, the ETF’s investment strategy sought to track the total return performance, before fees and expenses, of an index different from the S&P Regional Banks Select Industry Index. Performance of the ETF prior to October 24, 2011 is therefore based on the ETF’s investment strategy with respect to the prior index, the KBW Regional Banking Index.

In seeking to track the performance of the target index, the KRE Fund employs a representative sampling strategy, which means that the KRE Fund is not required to purchase all of the securities represented in the target index. Under normal market conditions, the KRE Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the target index.

As of December 31, 2017, ordinary operating expenses of the KRE Fund are expected to accrue at an annual rate of 0.35% of the KRE Fund’s daily net asset value. Expenses of the KRE Fund reduce the net value of the assets held by the KRE Fund and, therefore, reduce the value of each unit of the KRE Fund.

As of December 31, 2017, the KRE Fund’s top 10 holdings by weight were: Comerica Incorporated (2.44%), KeyCorp (2.43%), Regions Financial Corporation (2.43%), East West Bancorp Inc. (2.42%), SVB Financial Group (2.42%), Citizens Financial Group Inc. (2.41%), PNC Financial Services Group Inc. (2.41%), First Horizon National Corporation (2.41%), Fifth Third Bancorp (2.40%) and BB&T Corporation (2.40%).

The S&P Regional Banks Select Industry Index (Bloomberg symbol, “SPSIRBK Index”) is managed by S&P Dow Jones Indices LLC (“S&P”) and is an equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that both (i) are classified under the Global Industry Classification Standard (“GICS®”) in the regional banks sub-industry and (ii) satisfy certain liquidity and market capitalization requirements. The S&P Total Market Index tracks all eligible U.S. common stocks listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX and IEX. The target index is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock has the same weight in the target index. As such, the target index must be rebalanced from time to time to re-establish the proper weighting.

Eligibility for Inclusion in the Target Index

Selection for the target index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the target index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices. S&P and MSCI, Inc. have announced that the Global Industry Classification Sector structure is expected to be updated after the close of business on September 28, 2018. Among other things, the update is expected to broaden the current Telecommunications Services sector and rename it the Communication Services sector. The renamed sector is expected to include the existing telecommunication companies, as well as companies selected from the Consumer Discretionary sector currently classified under the Media Industry group and the Internet & Direct Marketing Retail sub-industry, along with select companies currently classified in the Information Technology sector. Further, companies that operate online marketplaces for consumer products and services are expected to be included under the Internet & Direct Marketing sub-industry of the Consumer Discretionary sector, regardless of whether they hold inventory.

To be eligible for inclusion in the target index, stocks must be in the S&P Total Market Index and satisfy the following combined liquidity and market capitalization criteria: (i) a float-adjusted market capitalization above $500 million with a float-adjusted liquidity ratio above 90% or (ii) a float-adjusted market capitalization above $400 million with a float-adjusted liquidity ratio above 150%. The float-adjusted liquidity ratio is defined as the dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the target index’s rebalancing reference date.

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All stocks in the related GICS® sub-industry satisfying the above requirements are included in the target index and the total number of stocks in the target index should be at least 35. If there are fewer than 35 stocks in the target index, the market capitalization requirements may be relaxed to reach at least 22 stocks.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Current Composition of the Target Index

As of January 31, 2018, the target index was comprised of the stocks of 116 companies.

As of January 31, 2018, the top ten constituents of the target index were as follows: Regions Financial Corporation, Signature Bank, Comerica Incorporated, M&T Bank Corporation, BB&T Corporation, Citizens Financial Group Inc., PNC Financial Services Group Inc., East West Bancorp Inc., Fifth Third Bancorp and Huntington Bancshares Incorporated.

Calculation of the Target Index

The target index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the target index comparable over time and is one manipulation point for adjustments to the target index, which we refer to as maintenance of the target index.

Maintenance of the Target Index

The composition of the target index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for float-adjusted market capitalization and the float-adjusted liquidity ratio is after the closing of the last trading day of the previous month. The reference date for GICS® classification is as of the rebalancing effective date. Existing stocks in the target index are removed at the quarterly rebalancing if either their float-adjusted capitalization falls below $300 million or their float-adjusted liquidity ratio falls below 50%. A company will also be deleted from the target index if the S&P Total Market Index deletes that company. Companies are added between rebalancings only if a company deletion causes the number of companies in the target index to fall below 22. The newly added company will be added to the target index at the weight of the deleted company. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the target index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock no longer qualifies to belong to the target index after the classification change, it is removed from the target index on the next rebalancing date.

In the case of a spin-off, the spin-off company will be added to the target index at a zero price after the close of the trading on the day before the ex-date. In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the target index until the next index rebalancing.

In the case of mergers involving two index constituents, the merged entity will remain in the target index provided that it meets all general eligibility requirements. The merged entity will be added to the target index at the weight of the stock deemed to be the surviving stock in the transaction. The surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities.

Adjustments are made to the target index in the event of certain corporate actions relating to the stocks included in the target index, such as rights offerings, stock splits and special dividends.

In making your investment decision you should review the prospectus related to the KRE Fund, filed October 27, 2017 by the SPDR® Series Trust (the “SPDR Regional Banking ETF Prospectus”) available at:

sec.gov/Archives/edgar/data/1064642/000119312517323271/d413018d485bpos.htm#c02c1b0f-3be4-465c-9ae8-8c3bf6a2f8ae_1

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In addition, the SPDR Regional Banking ETF Prospectus is available on the KRE Fund’s website as indicated below. In making your investment decision you should pay particular attention to the sections of the SPDR Regional Banking ETF Prospectus entitled “Principal Risks of Investing in the Fund” and “Additional Risk Information.” UBS has not undertaken an independent review or due diligence of any publicly available information regarding the SPDR Regional Banking ETF Prospectus, and such information is not incorporated by reference in, and should not be considered part of, this document or any accompanying prospectus.

The KRE Fund’s website is us.spdrs.com/en/product/fund.seam?ticker=KRE. Shares of the KRE Fund are listed on the NYSE Arca under ticker symbol “KRE.”

Information filed by the KRE Fund with the SEC can be found by reference to its Securities Act file number 333-57793 and Investment Company Act of 1940 file number 811-08839.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or any accompanying prospectus. The Issuer has not conducted any independent review or due diligence of any publicly available information with respect to the KRE Fund.

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Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

The following table sets forth the quarterly high and low closing levels for the underlier, based on the daily closing level as reported by Bloomberg Professional® service (“Bloomberg”), without independent verification. The issuer has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The closing level of the underlier on February 14, 2018 was $62.41. Past performance of the underlier is not indicative of the future performance of the underlier.

Quarterly Closing High, Closing Low and Closing Levels of the Underlier

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Close
1/1/2014	3/31/2014	$42.47	$36.84	$41.38
4/1/2014	6/30/2014	$42.16	$37.30	$40.32
7/1/2014	9/30/2014	$41.14	$37.61	$37.86
10/1/2014	12/31/2014	$41.18	$36.05	$40.70
1/1/2015	3/31/2015	$41.58	$36.54	$40.83
4/1/2015	6/30/2015	$45.37	$40.78	$44.16
7/1/2015	9/30/2015	$45.03	$38.56	$41.18
10/1/2015	12/31/2015	$45.93	$40.47	$41.92
1/1/2016	3/31/2016	$40.89	$32.89	$37.64
4/1/2016	6/30/2016	$41.98	$35.51	$38.35
7/1/2016	9/30/2016	$43.09	$36.85	$42.27
10/1/2016	12/31/2016	$56.46	$41.71	$55.57
1/1/2017	3/31/2017	$59.36	$52.59	$54.61
4/1/2017	6/30/2017	$55.75	$51.71	$54.95
7/1/2017	9/30/2017	$56.76	$49.59	$56.76
10/1/2017	12/31/2017	$60.35	$54.35	$58.85
1/1/2018*	2/14/2018*	$63.36	$58.95	$62.41

*As of the date of this preliminary pricing supplement, available information for the first calendar quarter of 2018 includes data for the period from January 1, 2018 through February 14, 2018. Accordingly, the “Quarterly Closing High,” “Quarterly Closing Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

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The graph below illustrates the performance of the underlier from January 1, 2008 through February 14, 2018, based on information from Bloomberg. The dotted green line represents a hypothetical call level and the dotted blue line represents a hypothetical buffer level, which are equal to 100.00% and 90.00%, respectively, of $62.41, which was the closing level of the underlier on February 14, 2018. The actual buffer level will be determined on the trade date. Past performance of the underlier is not indicative of the future performance of the underlier.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this preliminary pricing supplement, the accompanying product supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This preliminary pricing supplement, the accompanying product supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this preliminary pricing supplement, the accompanying product supplement and the accompanying prospectus is current only as of the respective dates of such documents.

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TABLE OF CONTENTS
Preliminary Pricing Supplement

Prospectus dated April 29, 2016
Introduction	1
Cautionary Note Regarding Forward-Looking Statements	3
Incorporation of Information About UBS AG	5
Where You Can Find More Information	6
Presentation of Financial Information	7
Limitations on Enforcement of U.S. Laws Against UBS, Its Management and Others	7
UBS	8
Swiss Regulatory Powers	11
Use of Proceeds	12
Description of Debt Securities We May Offer	13
Description of Warrants We May Offer	33
Legal Ownership and Book-Entry Issuance	48
Considerations Relating to Indexed Securities	53
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	56
U.S. Tax Considerations	59
Tax Considerations Under the Laws of Switzerland	70
Benefit Plan Investor Considerations	72
Plan of Distribution	74
Conflicts of Interest	75
Validity of the Securities	76
Experts	76

$

UBS AG

Autocallable Buffered SPDR® S&P® Regional Banking ETF-Linked Medium-Term Notes due

UBS Securities LLC